July 31, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:  Cara Wirth
           Dietrich King

Re:	Nukkleus Inc.
Application for Withdrawal on Form RW for Registration Statement on Form S-4 (Registration No. 333-264334)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Nukkleus Inc. (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s registration statement on Form S-4 (File No. 333-264334), together with all exhibits and amendments thereto (collectively, the “Registration Statement”), initially filed with the Commission on April 15, 2022, and amended with the filing of Amendment No. 1 to the Registration Statement on June 13, 2022, Amendment No. 2 to the Registration Statement on August 9, 2022, Amendment No. 3 to the Registration Statement on October 3, 2022, and Amendment No. 4 to the Registration Statement on November 2, 2022.

The Company requests withdrawal of the Registration Statement (including all amendments thereto) because, as reported on the Company’s Current Report on Form 8-K, filed with the Commission on June 26, 2023, the Company, Brilliant Acquisition Corporation (“Brilliant”), and BRIL Merger Sub, Inc., an indirect wholly owned subsidiary of the Company (“Merger Sub”), agreed, pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of June 23, 2023, to revise the structure of their previously announced merger transaction to provide that Brilliant will continue out of the British Virgin Islands and into the State of Delaware so as to re-domicile as and become a Delaware corporation, following which Merger Sub will merge with and into the Company, with the Company surviving the merger as a wholly-owned subsidiary of Brilliant. Accordingly, the Company will not proceed with the proposed offering described in the Registration Statement of its common stock as merger consideration to Brilliant’s shareholders. Because the proposed offering of the common stock that would have otherwise been registered under the Registration Statement will not occur, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act. The Company confirms that no securities have been sold or will be sold pursuant to the Registration Statement. Furthermore, the Registration Statement was not declared effective by the Commission.

Accordingly, the Company hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof and requests that a written order granting the withdrawal of the Registration Statement, including all exhibits and amendments thereto, be issued by the Commission as soon as reasonably possible. The Company also requests, in accordance with Rule 457(p) promulgated under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use to the Company’s account.

Very truly yours,

/s/ Emil Assentato
Emil Assentato
Chairman and Chief Executive Officer
Nukkleus Inc.

cc:
Nasreen Mohammed Theresa Brillant
Securities and Exchange Commission

Ralph de Martino Andrew Banks
Arent Fox Schiff LLP